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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------

                              CRAY RESEARCH, INC.

                           (Name of Subject Company)

                           C ACQUISITION CORPORATION
                             SILICON GRAPHICS, INC.
                                    (Bidder)

                         Common Stock, $1.00 par value
                    (including Common Stock Purchase Rights
                          issued with respect thereto)
                         (Title of Class of Securities)

                                  225224 10 4
                     (CUSIP Number of Class of Securities)

                                William M. Kelly
                 Vice President, General Counsel and Secretary
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                      Mountain View, California 94043-1389
                           Telephone: (415) 933-1440
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                      San Francisco, California 94104-1522
                           Telephone: (415) 616-1100

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    This  Amendment No. 1 to  the Tender Offer Statement  on Schedule 14D-1 (the
"Statement") relates to the offer by C Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and wholly owned subsidiary of Silicon Graphics, Inc., a Delaware corporation ("Parent"), to purchase 19,218,735 shares of common stock, par value $1.00 per share (the "Shares"), of Cray Research, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), including the associated Common Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated May 15, 1989, between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 29, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and
(a)(2) thereto, respectively. All references herein to the Rights include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights.

ITEM 10.  ADDITIONAL INFORMATION.

    Item 10(e) is hereby amended and supplemented as follows:

    STOCKHOLDER LITIGATION. On March 1, 1996, a putative class action was filed in the Court of Chancery in the State of Delaware on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. SHADELINE V. CRAY RESEARCH, INC., ET AL., Civil Action No. 14868. On March 5, 1996, an amended complaint was filed in the Court of Chancery in the State of Delaware (the "Amended Complaint"). The defendants in this action include the Company, its directors, Parent and Purchaser. The Amended Complaint alleges that the Board breached its fiduciary duties and that Parent and Purchaser aided and abetted the breach of fiduciary duties and specifically alleges that the Board breached its fiduciary duties by failing to undertake an adequate evaluation of the Company as a potential acquisition candidate and to take adequate steps to enhance the Company's value as an acquisition candidate. The Amended Complaint also alleges that the Statement and Schedule 14D-9 omitted information which is material to stockholders' assessments of the transaction and available alternatives. The Amended Complaint seeks, INTER ALIA, to enjoin the defendants from taking steps to accomplish the Offer and the proposed Merger under their present terms. The Company believes that the putative class action suit is without merit and intends to defend it vigorously.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 1996                                   C ACQUISITION CORPORATION

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                                       VICE PRESIDENT

                                          SILICON GRAPHICS, INC.

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                            VICE PRESIDENT, GENERAL COUNSEL AND
                                                         SECRETARY